

August 3, 2012

Via E-Mail
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

     Re: **Scio Diamond Technology Corporation**
                Form 10-K for the Year Ended March 31, 2011
                Filed June 21, 2011
                Form 10-Q for the Quarter Ended December 31, 2011
                Filed February 14, 2012
                File No. 333-166786

Dear Mr. Nichols:

We have reviewed your response letter dated July 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Other

1. We note from your response to our prior comment four that you will file amended Forms 10-Q for the quarters ended September 30, 2011 and December 30, 2011 to reflect the appropriate accounting for the ADI asset purchase and any other changes deemed necessary. Please file the applicable amended Form 10-Q's accordingly.

2. Please file your Form 10-K for the year ended March 31, 2012 as soon as possible.

       You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

                             Sincerely,

                             /s/ Linda Cvrkel

                             Linda Cvrkel
                             Branch Chief